NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver , BC , Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Energy Inc. Enters Farm-in Agreement with Nation Energy

VANCOUVER, January 27, 2005 – Netco Energy Inc. (“Netco”) (TSXV: NEI) announces that it has entered into a farm-in agreement with Nation Energy Inc. (“Nation”) to earn 60% of Nation’s interest in two sections of land in the Boltan area of Alberta.

Under the terms of the agreement, Netco will pay 100% of Nation’s costs relating to Nation’s 15% working interest in the drilling and development of exploratory well Boltan 14-10-59-2W6; a 3500 meter test well operated by Accrete Energy Inc. Netco will earn a 9% interest, after payout, in Boltan 14-10-59-2W6 and the well spacing unit and one additional section of land. Estimated gross drilling and casing costs are approximately $2,000,000 of which Netco’s share of costs would be approximately $300,000. Boltan 14-10-59-2W6 is an offset location to Accrete operated Boltan 9-9-59-2W6; a successful Gething gas well turned to sales mid-2004. Boltan 14-10-59-2W6 has been licensed and drilling operations are in progress.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Certain statements including future drilling programs, costs associated therewith, potential production and other information included herein constitute "forward looking statements" within the meaning of applicable laws or regulatory policies. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements described herein to be materially different from any future results or achievements expressed or implied by such forward looking statements. In particular, estimating reserves involves inherent engineering uncertainties as well as inherent uncertainties about the future fluctuations in the price of gas, which can cause estimates of economic reserves to be revised upwards or downwards.  Other factors affecting forward looking statements include, among others, the inherent uncertainties associated with oil and gas exploration; legislative, environmental, judicial, regulatory, political and competitive developments in areas in which Netco Energy operates; and technological, mechanical and operational difficulties encountered in connection with Netco Energy's activities.  You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the TSX Venture Exchange, the United States Securities and Exchange Commission and other regulatory authorities.